News Release
Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 13, 2021

Seabridge Gold Files First Quarter 2021 Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it has filed its Interim Financial Statements and Management's Discussion and Analysis for the three months period ended March 31, 2021 on SEDAR (www.sedar.com). These statements, along with its recently filed 2020 Annual Report to shareholders, are also available on Seabridge's website at https://www.seabridgegold.com/investors/financial-reports. The theme of this year's Annual Report is "Gold and Green" which recognizes that our company's immense copper resource rivals our gold resource in value and establishes Seabridge as a major potential contributor to a low-carbon future for Canada and the world.

During the three-month period ended March 31, 2021 Seabridge posted a net loss of $4.3 million ($0.06 per share) compared to a loss of $3.2 million ($0.05 per share) for the same period in 2020. During the 1st quarter, Seabridge invested $7.1 million in mineral interests project spending compared to $4.5 million in the 1st quarter of 2020. At March 31, 2021, net working capital was $33.2 million compared to $36.0 million at December 31, 2020. Subsequent to the quarter end, Seabridge strengthened its balance sheet by completing the sale of its residual interest in the Red Mountain project for US$18.0 million in cash.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com